EXHIBIT 99.1

Neptune Must Again Rectify Competitor's Misleading Statement

LAVAL, Quebec, March 1, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies and Bioressources Inc. (Nasdaq:NEPT) (TSX-V:NTB) announces that on February 17, 2012, the United States Patent and Trademark Office ("USPTO") granted a request by Aker BioMarine ("Aker") for reexamination of Neptune's U.S. Patent No. 8,057,825 ("825 patent").  In a statement regarding this grant of reexamination, Aker has again attempted to mislead consumers and distributors about Neptune's patent rights and the re-examination process.

Specifically, contrary to Aker's press statements, the mere grant of the request to reexamine Neptune's '825 patent does not mean that the USPTO has confirmed that the patent should not have been granted. The USPTO grants approximately 95% of all requests for reexamination and, in a majority of cases, either confirms the validity of the claims in the patent or grants amended claims. Aker also mischaracterizes a quotation by the USPTO that this grant "establishes a reasonable likelihood that [Aker] will prevail." This statement by the USPTO is simply a restatement of the legal standard involved in granting a reexamination, not an individualized and specific assessment of the strengths or weaknesses of Aker's arguments. In addition, Aker again repeats its groundless allegation that Neptune failed to disclose relevant prior art. As before, this statement is false.

Benoit Huart, General Counsel of Neptune, stated:  "Aker's statements represent yet another deliberate attempt to harm Neptune's business by misleading our distributors and customers with spurious statements about the patent reexamination process. We welcome this opportunity to again have the USPTO confirm that Neptune's '825 patent is valid."

"For now more than 15 years, Neptune's intellectual property portfolio has grown to more than 70 patents issued worldwide, in addition to pending, divisional and continuation patent applications filed in many jurisdictions, as well as numerous registered trademarks and governmental regulatory approvals. We have no intention of letting anyone infringe our intellectual property. It is Neptune's commitment to ensure that our distributors' business and our shareholders' assets are safeguarded" he added.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT:  Neptune Contact:
          Neptune Technologies & Bioressources Inc.
          Andre Godin, CFO
          +1.450.687.2262
          a.godin@neptunebiotech.com
          www.neptunebiotech.com

          Howard Group Contact:
          Dave Burwell
          (888) 221-0915
          dave@howardgroupinc.com
          www.howardgroupinc.com